# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evotec SE, CIK 0001412558
CUSIP: 30050E105
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: Essener Bogen 7, Hamburg, Germany (2M), 22419
Date of event which requires filing of this statement: 04/01/2026
Filed by CIK 0001426156
Persons authorized to receive notices and communications: David N. Smith, Jr., 590 Madison Avenue, 31st Floor, New York, New York (NY), 10022, 212-486-3211

## Reporting persons
- MAK Capital Fund LP (CIK 0001426156): type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 12,503,512; sole dispositive power 0; shared dispositive power 12,503,512; aggregate amount beneficially owned 12,503,512 (7% of the class)
  Comment: For item 13:
  
  The calculation is based upon 177,877,782 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares, each representing one-half of one Ordinary Share), outstanding as of March 30, 2026, as reported by the Issuer on its website.
- MAK Capital One L.L.C. (CIK 0001385702): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 12,503,512; sole dispositive power 0; shared dispositive power 12,503,512; aggregate amount beneficially owned 12,503,512 (7% of the class)
  Comment: For item 13:
  
  The calculation is based upon 177,877,782 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares, each representing one-half of one Ordinary Share), outstanding as of March 30, 2026, as reported by the Issuer on its website.
- Michael A. Kaufman (CIK 0001426157): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 12,503,512; sole dispositive power 0; shared dispositive power 12,503,512; aggregate amount beneficially owned 12,503,512 (7% of the class)
  Comment: For item 13:
  
  The calculation is based upon 177,877,782 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares, each representing one-half of one Ordinary Share), outstanding as of March 30, 2026, as reported by the Issuer on its website.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value per share
Name of issuer: Evotec SE
Address of issuer's principal executive offices: Essener Bogen 7, Hamburg, Germany (2M), 22419

## Item 4. Purpose of Transaction
Purpose of transaction:
SCHEDULE 13D A/1
Amendment 1

This Amendment 1 ("Amendment 1") of Schedule 13D is filed with respect to the ordinary shares, no par value per share (the "Shares") of EVOTEC SE (the "Issuer") beneficially owned by the MAK Capital Fund LP, a Bermuda limited partnership ("MAK Fund"), MAK Capital One L.L.C., a Delaware limited liability company ("MAK Capital"), as the investment manager of MAK Fund and Michael A. Kaufman, as Managing Member of MAK Capital (collectively with MAK Fund and MAK Capital, "MAK" and together MAK Fund and MAK Capital collectively the "Reporting Persons"), amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on March 30, 2026 the "Schedule 13D".

Except as set forth herein in this Amendment 1, the Schedule 13D is unmodified.

In furtherance of the Purpose of Transaction, the Reporting Persons sent a letter to the Issuer's Supervisory & Management Board, which letter is attached as Exhibit 2 to this Amendment 1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Transactions in Securities in the Last 60 Days, dated April 1, 2026.

2. April 2 Letter to the Supervisory Board and Management Board of Evotec SE

3. Joint Filing Agreement, dated March 30, 2026 is hereby incorporated by reference.

## Signatures
- MAK Capital Fund LP: /s/ Michael A. Kaufman, Managing Member (04/06/2026)
- MAK Capital One L.L.C.: /s/ Michael A. Kaufman, Managing Member (04/06/2026)
- Michael A. Kaufman: /s/ Michael A. Kaufman, Michael A. Kaufman (04/06/2026)